Exhibit 11.1

CBL International Limited

Code of Business Conduct and Ethics

Version 1 (4 Sep 2025)

1

1.	Introduction

CBL International Limited (“CBL”, the “Company”), together with its subsidiaries and controlled affiliates (collectively “Banle”, the “Group”, “We”) believes that integrity is the foundation of its success. The Group is committed to conducting its business with the highest ethical standards, respecting its employees, business partners, and the communities in which it operates. This commitment to ethical conduct is reflected in everything the Group does and is the cornerstone of this Code of Business Conduct and Ethics (this “Code”).

The Board of Directors (the “Board”) of the Group has adopted this Code, which is applicable to all directors, officers, employees and third-party representatives of the Group. This Code may be amended only by resolution of the Board and aims to:

●	Promote Honest and Ethical Conduct. We encourage open communication, honesty, and transparency in all business dealings. This includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.
●	Ensure Accurate and Transparent Disclosure. We are committed to full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the Securities and Exchange Commission (the “SEC”) and in all other public communications.
●	Uphold the Law. We comply with all applicable governmental laws, rules, and regulations in the countries where we operate.
●	Prevent Wrongdoing. This Code provides guidance and resources to help prevent unethical and illegal activities.
●	Enable Reporting and Accountability. We encourage prompt internal reporting of any breaches of this Code and hold ourselves accountable for adherence to its principles.

Advice and regulations on other aspects of employee conduct may be found in the Employee Handbook.

2.	Business Principles

2.1	Environmental Sustainability

Banle recognizes the importance of environmental responsibility. We are committed to minimizing our environmental impact and promoting sustainable business practices. We expect all employees to support these efforts by:

●	Environmental Compliance. Complying with all international environmental laws and regulations.
●	Greenhouse Gas (GHG) Emissions and Climate Change. Taking proactive actions to reduce energy consumption and GHG emissions across our operations. Identify, assess and address climate-related risks and opportunities, and integrating climate considerations into our business strategy and decision-making processes.
●	Air Emissions. Managing and monitoring air pollutants emissions, ensuring air pollutant discharges from our operating activities comply with the international and local laws and regulations, and implementing measures to reduce air pollution.
●	Energy Efficiency. Optimize energy usage in all operations and monitor the energy consumption patterns to prioritize energy efficiency opportunities.

2

●	Water Usage. Reduce water consumption in our operations and promote water conservation by improving water use efficiency.
●	Materials, Chemicals, and Waste. Use materials responsibly by promoting sustainable sourcing and adopting the 4R principles (Reduce, Reuse, Recycle and Recover), provide training for employees emphasizing proper handling procedures and emergency response protocols.
●	Dangerous Goods Management. Adhere to strict international and local guidelines and protocols for the safe storing, handling, transport, and disposal of dangerous goods to prevent harm to the environment, employees, and communities, conducting regular risk assessments and implementing appropriate control measures.
●	Biodiversity. Safeguard natural habitats and biodiversity through sustainable practices in marine and land management, prioritizing conservation in all operations.

The Group is committed to promoting Sustainability in all that we can, supporting initiatives that enhance environmental sustainability within the Group and in our communities. Please refer to the “Environmental Policy” for more details.

2.2	Quality Management

Banle is committed to upholding the highest standards of quality management and ensuring consistent delivery of high-quality products and services that meet or exceed customer expectations. We expect all employees to support these efforts by:

●	Quality Management Systems (QMS). Supporting the establishment and maintenance of robust QMS to facilitate the consistent delivery of high-quality products and services.
●	Traceability of Products and Services. Maintaining documentation and traceability of products and services, including keeping records of Order Confirmations, Vessel Reports, Purchase Orders, Nomination Forms, and Bunker Delivery Notes (“BDN”).

2.3	Value of People

Banle recognizes that its employees are its most valuable asset and the driving force behind its success. The Group is committed to nurturing a work environment that values respect, inclusion, and personal growth, ensuring that all employees are treated with dignity and fairness. We support a culture of open communication, collaboration, and continuous learning, providing opportunities for professional development and career advancement. The well-being and safety of our workforce are paramount, and we strive to maintain a healthy, supportive, and secure workplace. By valuing the contributions of every individual, we create a strong, unified team that is empowered to achieve both personal and company goals.

3.	Business Integrity and Compliance

3.1	Honest, Ethical, and Fair Conduct

Each person owes a duty to the Group to act with integrity. Integrity requires, among other things, being honest, fair, and candid. Deceit, dishonesty, and subordination of the Group’s interests to personal interests are inconsistent with integrity. Service to the Group should never be subordinated to personal gain or advantage.

3

Each person must:

●	Act with Integrity. Be honest and candid while maintaining the confidentiality of the Group’s information where required or in the Group’s interests. Avoid situations where personal interests conflict, or appear to conflict, with the interests of the Group.
●	Obey the Law. Observe all applicable governmental laws, rules, and regulations.
●	Maintain Accurate Records. Comply with applicable accounting and auditing standards and Group policies to ensure the accuracy and completeness of the Group’s financial records and business-related information.
●	Uphold Ethical Business Practices. Adhere to a high standard of business ethics and never seek competitive advantage through unlawful or unethical business practices.
●	Treat Everyone Fairly. Deal fairly with the Group’s customers, suppliers, competitors, and employees.
●	Avoid Unfair Dealing. Refrain from taking advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
●	Protect Group Assets. Safeguard the assets of the Group and ensure their proper use.

3.2	Sanctions

Sanctions are imposed by various countries and organizations against specific countries, entities, and individuals. Some sanctions apply more broadly than just to the country on which they are imposed and can change frequently.

The Group does not do business with any country, entity, or individual if it breaches international sanctions laws. The Group is committed to full compliance with all applicable international sanctions laws and refrains from conducting business with any entity, individual, or country in violation of these laws. The Group has strict policies and procedures in place to ensure compliance. All employees are expected to act in full compliance with the Group’s sanctions-related policies.

3.3	Vetting and Due Diligence

The Group operates a rigorous vetting and due diligence (“DD”) program across its program across its global business to ensure Business Partners meet its ethical and compliance standards.

Employees are prohibited from entering a contractual relationship or signing any binding agreement until the DD has been completed and the counterparty has been duly onboard according to the Group’s DD procedures.

All employees are expected to assist with and adhere to the DD standards set by the Group both at inception of a new relationship and on an ongoing basis.

3.4	Anti-Fraud

The Group is committed to preventing, detecting and reporting any, or suspected, fraud, irregularity, misconduct, or malpractice in order to maintain good corporate governance. Responsibilities lie with the Employees to protect the Group’s asset and to act with the highest levels of honesty and integrity in safeguarding the Group’s resources. Please refer to the “Anti-Fraud, Anti-Bribery and Integrity Policy” for more information.

4

3.5	Anti-Bribery & Corruption

The Group complies with the anti-corruption laws of the countries in which it does business, including the U.S. Foreign Corrupt Practices Act. To the extent prohibited by applicable law, directors, officers and employees will not directly or indirectly give anything of value to government officials, including employees of state-owned enterprises or foreign political candidates. These requirements apply to both the Group employees and agents, such as third-party sales representatives, regardless of where they are conducting business. If you are authorized to engage agents, you are responsible for ensuring they are reputable and for obtaining a written agreement to uphold the Group’s standards in this area. Please refer to the “Anti-Fraud, Anti-Bribery and Integrity Policy” for more information.

3.6	Anti-Money Laundering & Terrorist Financing

Money laundering refers to hiding the origins of illicit funds. Terrorist financing involves providing funds or financial support to individuals, groups, or organizations to facilitate or carry out terrorist activities.

The Group requires all employees to comply with national and international laws and regulations covering money laundering and terrorist financing applicable to their activities. Employees must be alert for any signs of money laundering and report any suspicion they may have. Please refer to the “Anti-Fraud, Anti-Bribery and Integrity Policy” for more information.

3.7	Gifts & Hospitality

Employees are prohibited from promising, offering, giving, requesting, approving or receiving “anything of value”, including gifts, meals, entertainment and/or travel (“Hospitality”), for the purpose of improperly influencing an individual’s actions in the discharge of their duties, rewarding an individual for breaking a law or improperly performing a duty in the past, obtaining or retaining business, securing an improper advantage, or inducing illegal or unethical actions from the recipient or anyone else. Employees must check the internal regulations and obtain written approval from their direct managers (via email). Please refer to the “Anti-Fraud, Anti-Bribery and Integrity Policy” for more information.

3.8	Anti-Competition

The Group is committed to competing vigorously in the marketplace while fully respecting all applicable anti-competition laws, trade practice laws, and regulations related to monopolies, restraints of trade, and unfair competition (collectively referred to as “anti-competition laws”). Employees must comply with all applicable anti-competition laws and must not take, or attempt to take, unfair advantage of any third party through manipulation, concealment, abuse of restricted information, unfair dealing, or any other actions that may negatively impact competition, such as price fixing or market allocations. Please refer to the “Anti-Fraud, Anti-Bribery and Integrity Policy” for more information.

5

3.9	Insider Trading and Dissemination of Inside Information

Each person shall comply with the Group’s Policy Regarding Insider Trading and Dissemination of Inside Information. Please refer to the “Insider Trading Policy” for more information.

3.10	Data Privacy and Security

We are committed to protecting the privacy and security of all confidential information entrusted to us, including employee data, customer information, and the Group’s proprietary information.

All employees are responsible for:

●	Complying with Data Privacy and Protection Policy. Adhering to the Policy of the Group and applicable laws regarding the collection, use, storage, and disclosure of personal and confidential information. Please refer to the “Data Privacy and Protection Policy” for more information.
●	Protecting Sensitive Information. Taking appropriate measures to safeguard confidential information from unauthorized access, use, disclosure, alteration, or destruction.
●	Reporting Data Breaches. Promptly reporting any suspected or actual data breaches to their direct manager or the appropriate Group contact.
●	Protecting Intellectual Property Rights. Respecting the intellectual property rights of the Group and others, ensuring compliance with all applicable intellectual property laws.

3.11	Disclosure

The Group strives to ensure that the contents of the disclosures in the reports and documents filed with the SEC and other public communications are full, fair, accurate, timely, and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate. Each individual must:

●	Provide Accurate Information. Not knowingly misrepresent, or cause others to misrepresent, facts about the Group, whether within or outside the Group, including to the Group’s independent auditors, governmental regulators, self-regulating organizations, and other governmental officials, as appropriate.
●	Review Disclosures Critically. In relation to their area of responsibility, properly review and critically analyze proposed disclosures for accuracy and completeness.

In addition to the foregoing, the Group’s management team, including Chief Executive Officer and Chief Financial Officer (or individual performing similar functions), and each person involved in financial reporting must be familiar with the applicable disclosure requirements as well as the business and financial operations of the Group.

3.12	Compliance

It is the Group’s obligation and policy to comply with all applicable governmental laws, rules, and regulations. Each individual has the personal responsibility to adhere to the standards and restrictions imposed by these laws, rules, and regulations, including those related to accounting and auditing matters.

6

3.13	Personal Use of Social Media

Employees should note that, while they are free to express their personal views or post materials on social media platforms, they are personally responsible for the content they publish in their private capacity on these platforms. Employees should also be mindful that notwithstanding their intention to act in their personal capacity, they may still be identified as the Group employees and the content they publish will have potential implications on the Group. They should therefore bear in mind the integrity requirements, in particular paragraphs 3.1 and 3.9, of this Code in the use of social media.

3.14	Reporting and Accountability

The Board or Audit Committee is responsible for applying this Code to specific situations in which questions arise and has the authority to interpret this Code in any particular situation. Any person who becomes aware of any existing or potential breach of this Code is required to notify the Chairman of the Board or Audit Committee promptly. Failure to do so is itself a breach of this Code.

Specifically, each person must:

●	Report Potential Violations. Notify the Chairman promptly of any existing or potential violation of this Code. Alternatively, employees may report breaches in accordance with the Company’s Grievance Mechanism. Please refer to the Employee Handbook for more information.
●	No Retaliation. The Group prohibits retaliation against any person for reports of potential violations that are made in good faith.

The reporting and investigation procedures are as follows:

●	Receive and Investigate Reports. The Board or Audit Committee will take all appropriate action to investigate any breaches (including suspected breaches) reported to it.
●	Determine if a Breach Occurred. If the Audit Committee determines by a majority decision that a breach has occurred, it will inform the Board.
●	Take Disciplinary Action. Upon being notified that a breach has occurred, the Board, by majority decision, will take or authorize disciplinary or preventative action as it deems appropriate, after consultation with the Audit Committee and/or the Group’s counsel. This may include, but is not limited to, reprimands, warnings, suspension, termination of employment, and, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.
●	Whistleblower Protection. No person who reports a potential violation in good faith shall be subject to discharge, demotion, suspension, threat, harassment, or any manner of discrimination in the terms and conditions of employment.

7

3.15	Other Policies and Procedures

Any other policy or procedure set out by the Group in writing or made generally known to employees, officers, or directors of the Group prior to the date hereof or hereafter are separate requirements and remain in full force and effect.

4.	Responsibility and Ethics

4.1	Human Rights

We are committed to respecting the human rights and dignity of individuals in our operations, supply chain, and the communities where we work. We uphold the core principles outlined in the United Nations Universal Declaration of Human Rights and comply with country-specific human rights laws.

We strictly prohibit forced labor, child labor, and human trafficking, and we strive to foster a workplace free from discrimination and harassment, ensuring equal opportunities for all. We also comply with all applicable local laws and mandatory industry standards regarding working hours, including overtime, rest breaks and paid vacation. We are dedicated to providing fair remuneration that reflects market standards and the cost of living in our respective regions.

We prohibit any form of discrimination, harassment, or violence against employees in the workplace and in any work-related circumstances. We respect the rights of all employees to organize into unions and participate in collective bargaining in accordance with local laws and regulations.

4.2	Safety and Health

We are committed to maintaining a safe and healthy work environment. We expect all employees to support these efforts by:

●	Laws and Regulations. Complying with all applicable laws and regulations related to occupational safety and health.
●	Risk Management. Identifying, assessing, and mitigating health and safety risks associated with their work activities.
●	Accident Prevention. Taking effective measures to prevent accidents, injuries, or illnesses that may arise from work-related activities.
●	Health and Safety Training. Participating in health and safety training and drills.

4.3	Corporate Social Responsibility (“CSR”)

Banle is dedicated to responsible corporate citizenship and sustainable growth across its operations, and commits to sustainable business practices that impact social, economic, and environmental factors positively. Key areas include:

●	Employee Well-being. Banle values employees as essential assets, offering regular training on diversity, cybersecurity, and anti-corruption, along with engagement surveys and career development opportunities to maintain a productive work environment.

8

●	Community Engagement. Banle invests in local and international community development, supporting charitable causes, and social inclusion, encouraging employees to participate actively.

5.	Our People

5.1	Diversity, Equity, and Inclusion

The Group is committed to fostering a diverse, equitable, and inclusive workplace where everyone feels welcome, respected, and valued. We believe that diversity strengthens our Group and contributes to our success.

We strictly prohibit discrimination and harassment of any kind based on race, religion, color, national origin, gender, sexual orientation, gender identity, age, disability, veteran status, or any other characteristic protected by law.

5.2	Harassment and Bullying

Banle is committed to providing a working environment free from harassment and bullying and ensuring that all employees are treated with dignity and respect. We recognize that harassment or bullying can occur both inside and outside the workplace, such as during business trips or at work-related events or social functions.

Harassment, bullying or victimization of any employee, or anyone they encounter during their work, can be unlawful, and will not be tolerated by Banle. All individuals are judged based on merit, irrespective of race, color, nationality, ethnic origin, age, religion, gender, sexual orientation, marital status, or disability.

All employees must adhere to Banle’s Workplace Harassment and Violence Prevention practices (refer to Employee Handbook). The Group takes active steps to help prevent the harassment, bullying and victimization of all employees.

6.	Inquiries

All inquiries on this Code should be addressed to the ESG Working Group.

7.	Review, Revision and Approval

The ESG Working Group will review this Policy annually or as needed, making recommendations to the Nominating and Corporate Governance Committee and ensuring its relevance and effectiveness. The Nominating and Corporate Governance Committee is accountable for approving this Policy.

9